UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Pavel Merkul CJSC “Russian Standard” Corporation” Chief of Staff 12 Krasnopresnenskaya Nab. Office 1507 Moscow, Russia 123610 7 (495) 967-0990

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS CJSC “Russian Standard” Corporation”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 72,739,924 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2011, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Central European Distribution Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is at 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey.

Item 2.	Identity and Background.

(a), (b), (c) and (f) This statement is filed by Russian Standard Corporation (“RSC”) and Mr. Roustam Tariko (“Mr. Tariko”, and together with RSC, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of November 28, 2011, a copy of which is attached hereto as Exhibit 99.1.

(i) RSC is a company incorporated under the laws of the Russian Federation, having its principal office at World Trade Center, Office 1507, 12 Krasnopresnenskaya Nab., Moscow, Russia, 123610.

RSC is a holding and management company within the Russian Standard family of companies. Its principal business is management of major projects of the Russian Standard family of companies and investments.

The directors and officers (management) of RSC, their principal business or occupation, citizenship and address are indicated below:

Name	Title	Citizenship	Address
Roustam Tariko	Chairman of the Board of Directors	Russian Federation	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia
Mikhail Khmel	Member of Board of Directors, Executive Director	Russian Federation	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia
Igor Kosarev	Member of Board of Directors, Vice President	Russian Federation	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia
Pavel Merkul	Member of the Board of Directors, Chief of Staff	Russian Federation	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia
Nelia Nouriakhmetova	Member of the Board of Directors, CEO	Russian Federation and Germany	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia

(ii) The business address of Mr. Tariko is World Trade Center, Office 1507, 12 Krasnopresnenskaya Nab., Moscow, 123610, Russia.

Mr. Tariko’s present principal occupation is as a private investor in banking, insurance and spirits business. Mr. Tariko is Chairman of the Board of Directors of RSC and holds the following additional positions:

Company	Position	Address
JSC “Russian Standard Bank”	Chairman of the Board of Directors	36 Tkatskaya Str., Moscow, 105187, Russia
JSC “Russian Standard Bank”	Chief Advisor	36 Tkatskaya Str., Moscow, 105187, Russia
CJSC “Roust Inc.”	Chairman of the Board of Directors	52A Pulkovskoye shosse, Shushary, Saint-Petersburg, 196140, Russia

PJSC “Russian Standard Bank”	Chairman of the Supervisory Board	3/42 Polovetskaya Str., Kiev, 04107, Ukraine
CJSC “Russian Standard Insurance”	Chairman of the Board of Directors	9 Malaya Semenovskaya Str., build. 1, Moscow, 107023, Russia
LLC “Bankassuranse Company”	Chairman of the Board of Directors	9 Malaya Semenovskaya Str., build. 1, Moscow, 107023, Russia
LLC “Russian Standard Vodka”	Chairman of the Board of Directors	46/2 Pulkovskoye shosse, Saint-Petersburg, Russia

Mr. Tariko is a citizen of the Russian Federation.

(d) During the last five years, none of the Reporting Persons or the directors or management of RSC has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the directors or management of RSC has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth below in Item 5 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities as a strategic investment because the Issuer operates in segments complementary to the Reporting Person’s premium spirits business – wine and low and mid-priced vodka, and has strong positions in the Eastern European spirits market. The Reporting Persons may from time to time propose to the Issuer transactions which would result in one or more of the items listed in sections (a) through (j) of Item 4 of Schedule 13D, acquire additional securities of the Issuer, or abandon its interest in the Issuer and liquidate its holdings at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons hold shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition, with respect to 7,206,125 shares of Common Stock, representing approximately by 9.9% of the Common Stock issued and outstanding.

The 7,206,125 shares of Common Stock were acquired between November 15, 2011 and November 21, 2011 through open market purchases for an aggregate consideration of $25,350,420.16, including brokers’ commissions and fees included in the price. The source of funds for each of the acquisitions was the purchaser’s own working capital. RSC directly purchased an aggregate of 4,645,610 shares of Common Stock, as described in more detail below under (c). The remaining 2,560,515 shares of Common Stock were acquired by Russian Standard–Invest LLC (“RSInv”), which entity is indirectly controlled by RSC and Mr. Tariko.

(b) RSC directly owns and has shared voting and dispositive power over 4,645,610 shares of Common Stock, and through RSInv, indirectly owns and shares voting and dispositive power over an additional 2,560,515 shares of Common Stock. Accordingly, RSC beneficially owns an aggregate of 7,206,125 shares of Common Stock, or 9.9% of the outstanding Common Stock.

RSInv directly owns and has shared voting and dispositive power over 2,560,515 shares of Common Stock, representing 3.5% of outstanding Common Stock. RSInv is a wholly-owned subsidiary of JSC “Russian Standard Bank” (“RSB”), which is majority-owned and controlled by RSC. Accordingly, RSC may be deemed a beneficial owner of the shares of Common Stock owned by RSInv.

Mr. Tariko indirectly owns and has shared voting and dispositive power of 7,206,125 shares of Common Stock, representing 9.9% of the outstanding Common Stock. Mr. Tariko indirectly owns the majority of the shares of and controls RSC and, accordingly, may be deemed to beneficially own the shares of Common Stock owned by RSC and RSInv.

(c) The following transactions in the Common Stock were effected by or on behalf of the Reporting Persons during the 60 days prior to the filing of this Schedule 13D.

RSC purchased (a) 445,610 shares of Common Stock in the open market at a price per share of $3.19107536 on November 16, 2011; (b) 2,800,000 shares of Common Stock in the open market at a price per share of $3.4859 on November 18, 2011; and (c) 1,400,000 shares of Common Stock in the open market at a price per share of $3.3686 on November 21, 2011. RSB, on behalf of RSInv, purchased (a) 151,950 shares of Common Stock in the open market at a price per share of $3.0821617 on November 15, 2011; (b) 1,307,902 shares of Common Stock in the open market at a price per share of $3.6678 on November 16, 2011; and (c) 1,100,663 shares of Common Stock in the open market at a price per share of $3.8012 on November 17, 2011. All the shares acquired by RSB were so acquired on behalf on RSInv and were transferred to RSInv in exchange for reimbursement of the purchase price (including price premium) payable to RSB in Roubles equal to $9,451,885.07 under CBR official exchange rate as of the trade date.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 7, 2011, LLC “Russian Standard Vodka”, an entity indirectly owned by Mr. Tariko, entered into a non-disclosure agreement with the Issuer pursuant to which it agreed to maintain the confidentiality any information provided to it in accordance with the agreement and to use such information only for the consideration of a potential cooperation with the Issuer. The Issuer has not disclosed any material confidential information to the Reporting Persons or their affiliates pursuant to this agreement.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement dated as of November 28, 2011, by and between Russian Standard Corporation and Roustam Tariko.

Exhibit 99.2	Non-Disclosure Agreement dated as of October 7, 2011 by and between Russian Standard Vodka and Central European Distribution Corporation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2011

RUSSIAN STANDARD CORPORATION

By:	/s/ Nelia Nouriakhmetova
Name:	Nelia Nouriakhmetova
Title:	CEO

/s/ Roustam Tariko
Name:	Roustam Tariko

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement dated as of November 28, 2011, by and between Russian Standard Corporation and Roustam Tariko.

Exhibit 99.2	Non-Disclosure Agreement dated as of October 7, 2011 by and between Russian Standard Vodka and Central European Distribution Corporation